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                                PMR Corporation
                        501 Washington Street, 5th Floor
                              San Diego, CA  92103


September 30, 1998

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re: PMR Corporation ("PMR")
    Registration Statement on Form S-4 (No. 333-62161)
    Application for Withdrawal

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement. This application is made on the grounds that, based on a restructuring of the proposed transaction such that the only consideration will be cash, PMR has determined that it is not necessary to proceed with the registration of common stock.

If you should have any questions regarding this application, please contact Jeremy Glaser or Eric Loumeau of Cooley Godward LLP at (619) 550-6000.

Sincerely,

PMR CORPORATION


By  /s/ Allen Tepper
    Allen Tepper
    Chairman of the Board and
    Chief Executive Officer

cc: Mary Fraser, Division of Corporation Finance
    Mr. Mark P. Clein
    Jeremy D. Glaser, Esq.
    Eric J. Loumeau, Esq.